UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                           FORM 12b-25

                   NOTIFICATION OF LATE FILING

(Check one): [ ]Form 10-K [ ]Form 20-F [ ]Form 11-K [X]Form 10-Q
             [ ]Form N-SAR [ ] Form N-CSR

For Period Ended:  SEPTEMBER 30, 2004.

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:

PART I - REGISTRANT INFORMATION

                    PENDER INTERNATIONAL INC.
                ---------------------------------
                    Full Name of Registrant:

                 ------------------------------
                   Former Name if Applicable:

              123 Commerce Valley Drive East, #300
   -----------------------------------------------------------
   Address of Principal Executive Office (Street and Number):

               Thornhill, Ontario, Canada, L3T 7W8
              -------------------------------------
                    City, State and Zip Code:


PART II: RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
[x] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
[ ] (c) The accountants statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III: NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-
Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

During the previous quarter, Pender International Inc. acquired IMM Investments Inc. (a Canadian Company) as a wholly owned subsidiary of Pender. With this acquisition, we have appointed new accountants and auditors in Canada. This transition phase has taken longer than anticipated and is has caused delays in us receiving the necessary audit information to complete this 10-Q filing in a complete and timely manner.


PART IV - OTHER INFORMATION
(1) Name and telephone number of person to contact in regard to this notification

         TOM STEPP                (949)             660-9700
      -----------------------------------------------------------

          (Name)               (Area Code)     (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

[ ]Yes
[X]No

8-K: New Management was appointed
8-K: Private Placement of shares

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[ ]Yes
[X]No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                   PENDER INTERNATIONAL, INC.
          --------------------------------------------
          (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date: November 15, 2004        By: /s/ Michael Ciavarella
                                   -----------------------------
                                   President and CEO